Exhibit 99.1

Press release

Biophytis to Report Restated Financial Statements for
Previous Periods and as of June 30, 2021

Paris (France), Cambridge (Massachusetts, U.S.), October 29 2021, 8AM CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging and improve functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, today reports the restated financial statements as per the Company’s previous announcement on October 7, 2021 for the periods ending December 31, 2019, December 31 2020, June 30 2020 and June 30 2021, with no impact on the Company’s cash and cash equivalent as of June 30 2021.

1/ Preliminary remarks

Pursuant to the provisions of IAS 8, the Company determined following the review by and discussions with the Company’s independent registered public accounting firm, that it is necessary to restate the Company’s previously issued consolidated financial statements for the 2019 and 2020 financial years and for the first semester of the financial years 2020 and 2021, in order to make certain corrections required to reflect the proper accounting treatment of the Company’s convertible notes.

These technical corrections address the inappropriate historical accounting practices relating to notes convertible into ordinary shares and/or redeemable for cash with attached warrants issued to convertible noteholders.

The fair values historically attributed to the attached warrants as well as the derivatives embedded in the convertible bonds and to the shares issued upon conversion were incorrect, and consequently induce material impacts on certain financial statement line items. As part of the reassessment of the fair value of the embedded derivatives, it was determined that the Company could not reliably estimate separately their fair value and therefore concluded that the entire hybrid contracts should be measured at fair value through profit or loss.

All details related to such corrections are reflected in the Company’s financial semi-annual report and annual report on Form 20-F/A for the related periods, as available today on the Company’s website and as filed respectively with AMF and SEC.

2/ For the six-months period ended June 30, 2020 and 2021

The total cumulative adjustments as of June 30, 2021:

- have no impact on the Company’s cash and cash equivalents, that amounted to €23.0 million at the end of the period,

- have a positive impact on net results, reducing the net loss for the period by €2.7 million, from €15.9 million to €13.2 million.

(*) IFRS 9 Financial Instruments specifies how an entity should classify and measure financial assets, financial liabilities, and some contracts to buy or sell non-financial items.

Press release

The Company Half Year financial results as previously announced on September 17, 2021 have been restated as follows:

	Six months period ended June 30, 2020			Six months period ended June 30, 2021
	As previously reported	Restatements (**)	As restated	As previously reported on Sep 17 2021 press release	Restatements (**)	As restated
Statement of consolidated financial position
Total shareholders’ equity	(4,438)	(4,163)	(8,601)	7,814	(1,844)	5,970
Non-current liabilities	3,873	-	3,873	1,343	-	1,343
Current financial liabilities	7,622	4,627	12,249	9,433	7,591	17,024
Provisions	266	(266)	-	6,574	(5,063)	1,511
Derivative instruments	198	(198)	-	684	(684)	-
Total liabilities and shareholders’ equity	18,848	-	18,848	35,738	-	35,738

Statement of consolidated financial operations
Operating loss	(7,461)	266	(7,195)	(10,513)	-	(10,513)
Net financial expenses	(1,999)	(4,505)	(6,504)	(5,352)	2,620	(2,732)
Income taxes benefit	-	-	-	-	-	-
Net loss	(9,460)	(4,239)	(13,699)	(15,865)	2,620	(13,245)

3/ For the years ended December 31, 2019 and 2020

The results of such corrections are summarized as follows:

	Twelve months period ended December 31, 2019			Twelve months period ended December 31, 2020
	As previously reported	Restatements (**)	As restated	As previously reported	Restatements (**)	As restated
Statement of consolidated financial position
Total shareholders’ equity	(7,526)	(758)	(8,284)	6,832	(4,564)	2,268
Non-current liabilities	5,540	-	5,540	2,021	-	2,021
Current financial liabilities	9,846	1,211	11,057	7,262	5,957	13,219
Provisions	-	-	-	1,396	(1,394)	2
Derivative instruments	451	(451)	-	-	-	-
Total liabilities and shareholders’ equity	17,672	-	17,672	27,210	-	27,210

Statement of consolidated financial operations
Operating loss	(15,682)	-	(15,682)	(13,942)	-	(13,942)
Net financial expenses	(2,134)	(1,210)	(3,344)	(3,112)	(8,463)	(11,575)
Income taxes benefit	28	52	80	-	-	-
Net loss	(17,788)	(1,158)	(18,946)	(17,054)	(8,463)	(25,517)

(**) Each adjustment is detailed in the Company’s Half Year Financial Report and the Company’s 20F form as currently filed respectively with AMF and SEC and available on the Company’s website: www.biophytis.com

(*) IFRS 9 Financial Instruments specifies how an entity should classify and measure financial assets, financial liabilities, and some contracts to buy or sell non-financial items.

Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2021 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Contact for Investor Relations

Evelyne Nguyen, CFO

Investors@biophytis.com

Contacts Medias

Antoine Denry : antoine.denry@taddeo.fr  – Tel : + 33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr  – Tel : + 33 7 62 77 69 42

(*) IFRS 9 Financial Instruments specifies how an entity should classify and measure financial assets, financial liabilities, and some contracts to buy or sell non-financial items.